October 22, 2004

Via Edgar and Courier (SEC Mail Stop 0408)

Barry McCarty

Senior Counsel

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Ocean Shore Holding Co.

Form S-1 filed August 27, 2004

File No. 333-118597

Dear Mr. McCarty:

On behalf of Ocean Shore Holding Co. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on August 27, 2004 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 1, 2004. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Application on Form MHC-2 by the Company. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Prospectus Cover Page

Comment No. 1:

At the end of the minimum purchase paragraph you mention “rescind your order....” Please advise what authority you rely upon for this position.

U.S. Securities and Exchange Commission

October 22, 2004

Response to Comment No. 1

12 C.F.R. 563b.405 provides that if the Office of Thrift Supervision extends the period of time for completing the offering, the Company must provide a post-effective amendment to the prospectus to each person who has subscribed for stock and that such amendment must state that each person who ordered stock may “increase, decrease or rescind their subscription.” 12 C.F.R. 563b.350 provides that the Company must pay interest from the date it receives a payment for shares subscribed for in the offering until the date it completes or terminates the offering. The disclosure on the cover page has been revised to make clear that funds will be returned unless confirmation of the subscriber’s order is received.

Comment No. 2:

Please confirm that the risk factor disclosure will be as prominent and type size as large as the Sandler O’Neill disclosure.

Response to Comment No. 2

This will confirm that the risk factor disclosure on the cover page will be as prominent and the type size will be as large as the Sandler O’Neill disclosure.

Summary—page 1

Comment No. 3:

Please delete the third sentence of the legend at the top of the page. The terms you use need to be clear from context.

Response to Comment No. 3

The third sentence of the legend at the top of page 1 has been deleted in response to this comment.

Comment No. 4:

The text size you use seems too small. Please ensure that the text in the final printing is easily readable.

Response to Comment No. 4

The text of the printed prospectus will be in roman type at least as large and as legible as 10-point modern type, in compliance with Rule 420(a).

U.S. Securities and Exchange Commission

October 22, 2004

OC Financial MHC- page 1

Comment No. 5:

Please disclose here, at the outset, that the officers and directors of OC Financial and the registrant will be the same persons.

Response to Comment No. 5

The requested disclosure has been added to the section captioned “OC Financial MHC” on page 1.

How We Determined the Offering Range- page 2

Comment No. 6:

Please flip flop the “pro forma price to earnings and price to book” table and associated narrative on page 4 with the “fully converted pro forma p/e and p/b” table and associated narrative on page 3.

Response to Comment No. 6

As requested, the order of the tables on page 4 regarding pro forma price-to-earnings and price-to-book multiples have been reversed.

Comment No. 7:

The figures you use at the top of page 4, 9.3% and 10.4%, do not appear to be correct. Please reconcile these figures with the table on page 3.

Response to Comment No. 7

The premium/discount to the peer group price/earnings multiple is calculated as follows: (Peer group average P/E multiple—Ocean Shore Holding P/E multiple)/Peer group average P/E multiple. The premium/discount to the peer group price/book ratio is calculated in the same fashion. The calculation for the premium/discount for the P/E multiple is (28.52-25.91)/28.52. This equals a discount of 9.2%. The calculation for the premium/discount for the price/book ration is (96.43-86.38)/96.43. This equals a discount of 10.4%.

U.S. Securities and Exchange Commission

October 22, 2004

After-Market Performance...- page 4

Comment No. 8:

We note that RP Financial considered “some” recent offerings (80+ day period March 4, 2004 thru June 30, 2004) in developing the After-Market Performance disclosure. We note that RP provided significantly more disclosure in the very recent Home Federal Bancorp, Inc., Form S-1, File No. 333-113731. Please revise consistent with the Home Federal disclosure.

Response to Comment No. 8

The information regarding after-market performance on page 5 has been revised to include two sets of data. The first table has been revised to show the information provided by RP Financial in its appraisal report. This table is derived from Table 4.3 of the appraisal report (page 4.16) and shows the same transactions and the same time periods as the information used by RP Financial and made available to the board of directors. The introduction to this table has been revised to more clearly state that this is the information considered by RP Financial.

The second table provides information similar to that included in the Form S-1 of Home Federal Bancorp, Inc. Specifically, this table shows the average and median after-market performance of similar transactions (i.e., other “first-step” mutual holding company offerings) during the past nine months.

Comment No. 9:

Please provide after market performance information so that investors may easily compare “apples to apples.” For example, please separate first step MHC deals from non-first step deals. In addition, provide aggregate performance measures. Finally, include “to date” performance information.

Response to Comment No. 9

Please see the response to comment No. 8.

Reasons for the Offering- page 6

Comment No. 10:

Disclose, if correct, that another principal reason for the current offering level is that OC Financial will retain control of the registrant via its ownership level. Also disclose any other principal reasons for the offering level.

U.S. Securities and Exchange Commission

October 22, 2004

Response to Comment No. 10

The section captioned “Reasons for the Offering” has been revised in response to this comment to disclose that a principal reason for conducting a minority stock offering rather than a full conversion is to provide for continued control of the Company by OC Financial MHC and to disclose the principle reasons for the offering level.

Benefits of the Offering to Management- page 6

Comment No. 11:

Please expand the stock awards disclosure to include a range of expense based upon After- Market Performance. We note similar disclosure in several recent thrift conversions including Clifton Savings, PSB Holdings, and the Home Federal transaction referenced above.

Response to Comment No. 11

The disclosure of the stock awards has been expanded on page 9 in the same format used in the recent Home Federal Bancorp and PSB Holdings transactions.

Market Area- page 32

Comment No. 12:

We note that this information is very positive, yet some of the information in RP Financial report seems to indicate possible future problems, if not current problems. We note, for example, that the median household income figures on page 2.3 show Cape May County below the US average in 2000 and falling. By 2008 both Cape May County and Atlantic County are projected to be below the national average. This decline and the reason for the decline appear to warrant disclosure.

Response to Comment No. 12

The discussion of the Company’s market area on page 39 has been revised in response to this comment.

U.S. Securities and Exchange Commission

October 22, 2004

How We Determined the Offering Range...- page 99

Comment No. 13:

The clarification you give, imbedded in the first sentence, seems to be either incorrect or difficult to follow. Please revise to make this text clear. Consider providing clarification in a separate sentence.

Response to Comment No. 13

The first paragraph under “How We Determined the Offering Range...” on page 107 has been revised in response to this comment.

Balance Sheet Analysis - Loans - pages 42

Comment No. 14:

Please revise to present your loan portfolio maturity data and disclosure of fixed and variable interest rate loans as of December 31, 2003. Refer to Item IV(B) of Industry Guide 3 information.

Response to Comment No. 14

The loan tables on page 52 have been revised in response to this comment.

Comment No. 15:

Please revise to quantify the amount of loans terms modified through your loan modification program for each period presented.

Response to Comment No. 15

The disclosure on page 50 has been revised in response to this comment.

Analysis and Determination of the Allowance for Loan Losses - page 61

Comment No. 16:

We note your disclosure that specific allowances are established for certain impaired or collateral-dependent loans and a general valuation allowance is established for certain identified problem loans. Please revise and clarify the nature of the loans to which

U.S. Securities and Exchange Commission

October 22, 2004

you are referring to when you use the term “certain.” Describe how you determine the loss factors you apply to your graded loans to develop the general valuation allowance.

Response to Comment No. 16

The disclosure on pages 68 and 69 has been revised in response to this comment to delete the word “certain”. Page 69 also has been revised to describe how the loss factors are determined.

Comment No. 17:

Please revise to quantify the amount of specific allowance on impaired or collateral- dependent loans, the general valuation allowanced for identified problem loans, and the general valuation allowance on the remainder of the loan portfolio for each period presented.

Response to Comment No. 17

The requested information has been provided on page 69.

Liquidity Management - page 66

Comment No. 18:

We note your disclosure that at June 30, 2004 you held $109.4 million of available for sale securities that provide additional sources of liquidity. Please revise to quantify the fair value of available for sale securities with unrealized loss positions that you have the intent and ability to hold until you recover at least your investment. Quantify your estimate of the period of time until this recovery.

Response to Comment No. 18

Based on the Staff’s comment, the Company has decided to treat securities with an unrealized gain position as representing a source of liquidity. The disclosure on page 74 has been revised to highlight the amount of securities available for sale that have an unrealized gain position.

Consolidated Balance Sheets - page F-2

Comment No. 19:

U.S. Securities and Exchange Commission

October 22, 2004

Please revise to separately disclose non-interest bearing deposits and interest bearing deposits. Refer to Rule 9-03 of Regulation S-X.

Response to Comment No. 19

The consolidated statements of financial condition have been revised as requested.

Consolidated Statements of Income - page F-3

Comment No. 20:

Please revise to separately disclose taxable interest income and non-taxable interest income on investment securities and dividends or disclose this information in your financial statement footnotes. Refer to Rule 9-04 of Regulation S-X.

Response to Comment No. 20

The consolidated statements of income have been revised as requested.

Statement of Cash Flows - page F-5

Comment No. 21:

Please revise to separately disclose purchases of mortgage backed securities available for sale and held to maturity. Refer to paragraph 18 of FAS 115.

Response to Comment No. 21

The consolidated statements of cash flows have been revised as requested.

Comment No. 22:

Please revise to separately disclose proceeds from the maturities of investment securities available for sale and held to maturity. Refer to paragraph 18 of FAS 115.

Response to Comment No. 22

The consolidated statements of cash flows have been revised as requested.

Note 2 - Summary of Significant Accounting Policies - General - page F-7

Comment No. 23:

U.S. Securities and Exchange Commission

October 22, 2004

Please revise to describe your loan modification program, including whether you receive fees and how you account for the loan modifications and fees.

Response to Comment No. 23

The Company’s loan modification program was developed as an alternative to refinancing. The program is described on page 50 of the prospectus. Note 2 has been revised as requested to clarify that fees for loan modifications are treated like other loan origination fees.

Note 2 - Summary of Significant Accounting Policies - Investment and Mortgage-Backed Securities - page F-8

Comment No. 24:

Please revise to describe your policy for determining whether unrealized losses on investments are other than temporary.

Response to Comment No. 24

Note 2 has been revised on page F-8 as requested.

Comment No. 25:

We note your disclosure of gross realized gains and gross realized losses included in earnings resulting from sales of investments for the year ended December 31, 2002. Please revise to disclose the gross realized gains and losses for the year ended December 31, 2001. These disclosures should be included for each period for which results of operations are presented. Refer to paragraph 21 of FAS 115.

Response to Comment No. 25

Note 2 has been revised on page F-8 as requested.

Note 2 - Summary of Significant Accounting Policies - Office Properties and Equipment- page F-8

Comment No. 26:

Please revise to separately disclose the depreciable lives for each class of property and equipment assets. Refer to paragraph 5 of APB 12.

U.S. Securities and Exchange Commission

October 22, 2004

Response to Comment No. 26

Note 2 has been revised on page F-8 as requested.

Note 2 - Summary of Significant Accounting Policies - Allowance for Loan Losses - page F-8

Comment No. 27:

Please refer to paragraph .13 of SOP 01-6 and revise to describe the following accounting policies:

•	Determining past due or delinquency status;
•	Placing loans on non-accrual status;
•	Recording payments received on non-accrual loans;
•	Resuming accrual of interest; and
•	Charging off uncollectible loans.

Response to Comment No. 27

Note 2 has been revised on page F-9 as requested.

Comment No. 28:

Please revise to clearly describe your methodology for determining each element of your allowance for loan losses.

Response to Comment No. 28

Note 2 has been revised on page F-9 as requested.

Note 2 - Summary of Significant Accounting Policies - Loans Held for Sale and Loans Sold - page F-9

Comment No. 29:

We note your disclosure that you have no loans classified as held for sale at June 30, 2004. This appears inconsistent with your disclosure on page 33 that you have one loan classified as held for sale at June 30, 2004. Please revise for consistency.

Response to Comment No. 29

U.S. Securities and Exchange Commission

October 22, 2004

The disclosure on page 40 had been revised to delete the reference to loans held for sale to be consistent with the financial statements.

Note 3 - Investment Securities- page F-11 - F-13

Comment No. 30:

Please revise to discuss the positive and negative information that you considered in arriving at your conclusion that investments are not other-than-temporarily impaired.

Provide all of the disclosures required by paragraph 21(b) of EITF 03-01. Please similarly revise your disclosures in Note 4.

Response to Comment No. 30

Discussion of factors considered in determining whether investments are not other-then-temporarily impaired has been included in Note 2 on page F-8. Note 3 and Note 4 have been revised as requested.

Note 6 - Office Properties and Equipment - page F-19

Comment No. 31:

Please revise to explain why you recorded a loss on the sale of office properties and equipment during the six months ended June 30, 2004, but do not disclose any proceeds from the sale of these items on your statements of cash flows.

Response to Comment No. 31

The loss recorded with respect to the sale of office properties and equipment resulted from the disposal of such equipment prior to the equipment being fully depreciated. No cash proceeds were received in connection with the disposal of the equipment. The caption on this line item in the statement of cash flows has been revised to clarify this point.

Note 8 - Advances from Federal Home Loan Bank of New York - page F-20

Comment No. 32:

Please revise to quantify the carrying amount of assets pledged as collateral for your FHLB advances. Refer to Rule 4-08 of Regulation S-X.

U.S. Securities and Exchange Commission

October 22, 2004

Response to Comment No. 32

Note 8 has been revised on page F-20 as requested.

Comment No. 33:

Please revise to quantify the amount of unused lines of credit and FHLB borrowing capacity available for short-term financing. Refer to Rule 9-03 of Regulation S-X.

Response to Comment No. 33

Note 8 has been revised on page F-20 as requested.

Notes 12 - Commitments and Contingencies - page F-23

Comment No. 34:

Please revise to describe and quantify the impact of adopting FIN 45.

Response to Comment No. 34

Note 12, Commitments and Contingencies, discloses the Company’s commitments to originate fixed and variable rate loans and the dollar amount available to customers in unused lines of credit. These commitments and unused lines of credit are merely guarantees of funding and are not within the scope of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others, as described in paragraph 3 of the Interpretation. As such, there was no impact of FIN 45 applicable to these commitments. The Company has added appropriate disclosure in Note 2 under “Recent Accounting Pronouncements” to disclose this point.

Comment No. 35:

Please revise to describe the nature, terms, and notional amounts of your outstanding standby letters of credit and letters of credit. Refer to paragraph .14 of SOP 01-6.

Response to Comment No. 35

The Staff is supplementally advised that the Company does not have any outstanding standby letters of credit or letters of credit for which the disclosures of SOP 01-6 apply.

U.S. Securities and Exchange Commission

October 22, 2004

Exhibit Index

Comment No. 36:

For exhibit number 99.1, disclose the practical implications of Rule 202 for an ordinary investor and explain how they can obtain this information.

Response to Comment No. 36

The exhibit index has been revised in response to this comment.

*     *     *     *     *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Paul M. Aguggia or the undersigned at (202) 362-0840.

Very truly yours, MULDOON MURPHY FAUCETTE & AGUGGIA LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow, Esq.

Enclosures

cc:	Steven E. Brady

David Lyon, Securities and Exchange Commission

Paul M. Aguggia, Esq.

Stephani M. Hildebrandt, Esq.